FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
                           17(a) of the Public Utility
  Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of
                                      1940


1.   Name and Address of Reporting Person

BALDWIN        BRUCE
(Last)         (First)             (Middle)
8150 N. Central Expressway, Ste. 100
(Street)

Dallas                    TX           75206
City)            (State)                         (Zip)

2.   Issuer Name and Ticker or Trading Symbol

CAMELOT CORPORATION  CAML
3.  IRS or Social Security
     Number of Reporting
     Person (Voluntary)

4.  Statement for
     Month/Year
      10/97

5.  If Amendment,
     Date of Original
     (Month/Year)

6.  Relationship of Reporting Person to Issuer  (Check all applicable)

     ___x__Director           _____10% Owner
     _____Officer(give title) _____Other (specify)

Could be deemed to be part of a group
________________________

Table 1 - New-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security  (Instr. 3)
Common Stock

2.   Transaction  Date (Month/Day/ Year)

3.   Transaction  Code  (Instr. 8)

4.  Securities Acquired (A)  or Disposed of (D)  (Instr. 3,4 and 5)

5.   Amount of Securities  Beneficially Owned at End of  Month (Instr. 3 and 4)

6.   Ownership  Form: Direct (D) or Indirect (I)  (Instr. 4)

7.  Nature  of Indirect Beneficial Ownership   (Instr. 4)



  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security  (Instr. 3)

 Options


2.   Conversion or Exercise Price of Derivative Security


3.   Transaction Date (Month/ Day/ Year)

4.   Transaction Code  (Instr. 8)


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4, and 5)

6.   Date Exercisable and Expiration Date (Month/Day/Year)


7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
           Title                               Amount or Number of Shares
 Common Shares      5,000

8.   Price  of Derivative Security (Instr.5).


9.   Number of Derivative Securities Beneficially Owned at End of Month(Instr.
  4)

                           5,000 D
10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)
                            D

11.  Nature of Indirect Beneficial  Ownership  (Instr. 4)


Explanation of Responses: